September 4, 2012

Stephanie J. Ciboroski

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Santander Mexico Financial Group, S.A.B. de C.V.

Registration Statement on Form F-1

Filed August 30, 2012

File No. 333-183409

Dear Ms. Ciboroski:

By letter dated August 31, 2012, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Registration Statement on Form F-1 (the “Registration Statement”) of Santander Mexico Financial Group, S.A.B. de C.V. (the “Company”) relating to a proposed offering in the United States of the Company’s American Depositary Shares (the “ADS”) representing Series B shares. We are submitting herewith Amendment No. 2 to the Registration Statement marked to show changes from the Registration Statement filed via EDGAR on August 30, 2012 and our responses to your comments as indicated below for review by the Staff. In addition, we are filing the draft Amendment No. 2 to the Registration Statement concurrently via EDGAR.

To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter. References to page numbers in the Registration Statement are to page numbers in the marked copy of the Registration Statement provided to you today, which reflects changes made to the Registration Statement filed via EDGAR and submitted for review to the Staff on August 30, 2012. Capitalized terms used and not otherwise defined in the response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Amendment No. 1 to Registration Statement on Form F-1

Risk Factors, page 24

The volatility in peso exchange rates and interest rates in Mexico…, page 27

1.	We refer to your disclosure on pages 28 and 40 that the peso, relative to the U.S. dollar, appreciated by 3.9% during the first six months of 2012. We also note that the peso recently has depreciated relative to the dollar, due to certain macroeconomic conditions in Europe and in the United States. Please revise your disclosure accordingly.

In response to the Staff’s comment, we have revised our disclosure on pages 28 and 42 of the Registration Statement to describe the recent fluctuation of the exchange rate for the peso relative to the U.S. dollar and to clarify that the exchange rate continues to be affected by uncertainty and volatility in the global markets.

Credit, market and liquidity risk may have an adverse effect on our credit rating…, page 32

2.	We note your revised disclosure that you expect to conduct an international debt offering during 2012. Please refer to prior comment 40 of our letter dated July 5, 2012 and expand your risk factor disclosure to clarify the extent to which downgrades of Spain’s sovereign debt and Banco Santander Spain’s debt could adversely impact your funding costs, including, to the extent practicable, quantitative information demonstrating how such downgrades would impact your funding costs.

Stephanie J. Ciboroski

Securities and Exchange Commission

In response to the Staff’s comment, we have revised the risk factor on page 34 to clarify that if we proceed with the debt offering, downgrades of Spain’s sovereign debt, Banco Santander Spain’s debt and our related downgrades would adversely affect our cost of funding related to the debt offering. In response to comment 40 in the Staff’s comment letter dated July 5, 2012, we had revised our disclosure in this risk factor to quantify the likely effect of a one- and two-notch credit rating downgrade on our borrowing costs and our collateral obligations under our derivative contracts in the event we determined to issue debt securities in the international capital markets. As we disclose, because the full consequences of a credit ratings downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade and assumptions about the potential behaviors of various customers, investors and counterparties, we are unable to quantify how downgrades would impact our funding costs beyond the estimated quantitative information we already disclose in the risk factor.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 72

Net Interest Income, page 78

3.	Refer to your response to prior comment 8 of our letter dated August 24, 2012, and your revised disclosure beginning on page 80. You disclose that with respect to your “SuperCasa with Contingent Fund” and “SuperRecompensa” mortgage products, you deduct the full amount of any forgiven installment payment from interest income in the accounting period in which the installment payment was due, while reducing the principal amount of the applicable mortgage loan by the amount of the principal portion of the installment payment forgiven. You go on to state that you do not use estimates in connection with determining the impact on the yield of such forgiven payments as their impact is direct. Based on the guidance in paragraph 30 of IAS 18 and paragraphs AG5-AG8 of IAS 39 it appears that your expectations, based on historical experience regarding your borrowers’ utilization of these payment forgiveness programs, should be incorporated into your effective interest rate on these loans as of origination and adjusted, as appropriate, over the lives of the loans instead of simply recognizing the amount at the time the payment is forgiven. Therefore, please provide us with the impact of incorporating these payment forgiveness programs into the effective yield on these loans for the periods presented, including the impact to interest income. To the extent that you determine the impact is immaterial, please state that fact, and acknowledge that you will monitor the materiality of this matter in future periods.

We acknowledge that in accordance with the guidance referenced in the Staff’s comment, the estimated installment payments to be forgiven under the “SuperCasa with Contingent Fund” and “SuperRecompensa” programs should be factored into the expected cash flows from such mortgage products in the determination of the effective interest rate. Subsequent revisions to estimated cash flows result are reflected as adjustments to the carrying amounts of the loan balances.

Stephanie J. Ciboroski

Securities and Exchange Commission

We have recalculated interest income and loan balances for the periods covered by our IFRS financial statements using the effective interest method indicated above, and noted the following impacts:

	As of and for the year ended December 31, 2010	As of and for the year December 31, 2011	As of and for the six months ended June 30, 2011	As of and for the six months ended June 30, 2012
Effective interest rate	11.0%	10.9%	10.9%	11.0%
Adjusted effective interest rate	10.8%	10.8%	10.8%	10.8%
Impact to interest income (Millions of pesos)	(Ps.75.5)	(Ps.33.1)	(Ps.15.8)	(Ps.31.2)
Impact to interest income (%)	(0.19%)	(0.07%)	(0.07%)	(0.11%)
Increase (decrease) in loans receivable (Millions of pesos)	(Ps.393.5)	(Ps.427.6)	(Ps.410.1)	(Ps.458.7)

Based on the above, we conclude the impact of the accounting used for these loan programs is quantitatively immaterial. We anticipate the impact to diminish over time as we reduce the volume of loans under these mortgage programs in accordance with our business plan. Additionally, we believe that the impact is qualitatively immaterial considering that:

•	The estimates of future net collections do not lend themselves to precise measurement;

•	The estimates do not impact the earnings trends reported in our financial statements;

•	The difference in accounting will not change net income into a net loss; and

•	The difference in accounting does not have a material impact on the operating results of our retail banking segment.

We respectfully acknowledge that we will monitor the materiality of this matter in future periods.

Provisions (Net), page 90

4.	Refer to your response to prior comments 9 and 12 of our letter dated August 24, 2012, and please revise your disclosure to address the following:

•

Your disclosure on page 90 indicates that the classification between performing and non-performing loans has a residual impact on the severity of the allowance for loan losses model for lines of credit but not on the probability of default of this model. Given that you use a roll rate methodology, as discussed on page F-81, in order to estimate probable losses on your lines of credit, and payment/delinquency status is typically an integral part of a roll rate methodology, please tell us why the classification between performing and non-performing loans does not have an impact on your probability of default assumption derived from the roll rate methodology.

•	Address how the classification between performing and non-performing loans has a residual impact on your loss severity assumption for lines of credit.

•

Disclose whether the underwriting standards for your undrawn credit card lines are consistent with your credit card underwriting standards. If so, disclose why the probability of default assumptions would not be similar given the same underwriting criteria.

•

Clarify whether the undrawn credit lines closed during 2011 and 2012 (due to inactivity) included any customers who had an outstanding credit card receivable balance at the time of the closing, or whether you closed the credit card lines for those customers who had not used the credit card at all for a period of time.

•

Clarify your policy for closing undrawn credit lines for borrowers who become delinquent on their credit card accounts. For example, after a period of time, do you close their ability to access undrawn credit lines?

Stephanie J. Ciboroski

Securities and Exchange Commission

We agree with the Staff’s comment that the PD transition matrix methodology through roll rates considers both the performing and non-performing portfolios. In response to the Staff’s comment, we have corrected our disclosure on page 93 of the Registration Statement to state that the classification between performing and non-performing loans has a minimal impact on the severity of the allowance for loan losses model for lines of credit and is incorporated in the probability of default of this model.

The severity (loss given default, or LGD) for lines of credit portfolios in our IFRS model is 94.5% as of June 30, 2012. This LGD applies to both undrawn lines of credit associated with performing loans and those associated with non-performing loans. We indicate that the classification of loans as non-performing has only a minimal impact on severity for undrawn lines of credit because even if we assumed a 100% LGD for our 4.3% non-performing loans as of June 30, 2012, there would be a Ps.132 million impact on LGD for the entire portfolio of undrawn lines of credit. We have clarified our disclosure in the Registration Statement to reflect the foregoing.

We respectfully inform the Staff that the underwriting standards for our undrawn credit card lines are consistent with our credit card underwriting standards. There is only one set of underwriting criteria for credit cards and it applies at the time lines of credit are established through to the actual extension of credit under the lines. Accordingly, the probability of default is the same for drawn and undrawn credit lines, and we have revised our disclosure to reflect the foregoing.

In response to the Staff’s comment, we have revised our disclosure on page 93 of the Registration Statement to clarify that undrawn credit lines closed during 2011 and 2012 (due to inactivity) did not include any customers who had an outstanding credit card receivable balance at the time of the evaluation. We confirm that we closed the credit card lines for those customers who had not used the credit card at all for twelve months, and have revised our disclosure to reflect the foregoing.

We have also clarified our disclosure on page 93 to state that access to undrawn credit lines is blocked if the borrower is one day past due. However, if the borrower is past due between 1 and 89 days and in this time period pays all amounts past due, the borrower returns to being current and is able to access undrawn credit lines again. We block accounts permanently when the borrower reaches 90 days past due.

Index to Financial Statements, page F-1

Notes to the Consolidated Financial Statements, page F-54

12. Loans and advances to customers, page F-101

e) Renegotiated loans, page F-105

5.	Refer to your response to prior comment 16 of our letter dated August 24, 2012, and please revise your disclosure to address the following:

•

On page 199, discuss the reasons that your renegotiated loans have decreased from 10% as of December 31, 2010 to 4.3% as of June 30, 2012. Specifically, address the amount of the downward trend that is due to each significant factor, including payments on the renegotiated loans, write offs, and removal from renegotiated status.

•

On page 199, your disclosure in footnotes 1 – 4 indicate that you have excluded your two largest renegotiated loans in 2011 from the rates disclosed in the tabular disclosure. However, it appears that you have included those two large renegotiated loans, and therefore, the success rates have been skewed due to the fact that these large renegotiated loans are performing as of June 30, 2012. If true, revise your disclosure to more clearly state that the table includes the two large renegotiated loans, and the adjusted rates within the footnotes exclude the two large renegotiated loans. Similarly, disclose adjusted success rates within a footnote to the table to reflect the impact of these two large renegotiated loans in 2011.

Stephanie J. Ciboroski

Securities and Exchange Commission

•

We note your disclosure on page 199 that your provisions are estimated based on the probability of default of the total portfolio and not on the probability of default of any specific segment of the portfolio. Please clarify whether this means you do not have a separate pool for renegotiated consumer loans for purposes of determining the allowance for this category of loans. If you do not separately assess renegotiated consumer loans for purposes of determining the allowance, please tell us how you consider the separate default statistics for this category of loans, and tell us how you believe your policy complies with the guidance in paragraph AG 87 of IAS 39.

•

We note your disclosure that the impact of success rates in the calculation of the probability of default for the portfolio is immaterial because restructured consumer loans only make up 4.3% of the portfolio as of June 30, 2012. Please tell us whether the impact was material as of December 31, 2010 or 2011 when restructured consumer loans made up 10% and 6% of total consumer loans, respectively.

In response to the Staff’s comment, we have revised our disclosure on page 215 of the Registration Statement to correct certain of the percentages previously disclosed and to explain the downward trend in the amount of our renegotiated loans from 10.2% as of December 31, 2010 to 4.5% as of June 30, 2012.

We agree with the Staff that the table on page 214 includes the two largest renegotiated loans in 2011, and we have revised our disclosure to reflect this fact and we have also revised our footnotes to the tabular disclosure on page 214 to disclose the adjusted success rates reflecting the impact of the two large renegotiated loans in 2011.

In response to the Staff’s comment, we respectfully advise the Staff that we did not separate renegotiated consumer loans into a discrete pool for the purposes of determining the reserve for loan impairment. We acknowledge that as a group, renegotiated loans have credit risk characteristics that are different from loans that have not been renegotiated, and therefore, in accordance with paragraph AG 87 of IAS 39, should be considered separately in calculating reserves for loan impairment. However, based on our analysis carried out in the preparation of our financial statements, we concluded that the effects of determining the reserve for loan impairments using two pools as opposed to one was immaterial. The estimated reserve using two separate pools for renegotiated loans and loans that have not been renegotiated is presented in the table below.

We supplementally advise the Staff that for the purposes of our analysis and considering that the amount of renegotiations of other non-revolving consumer loans during 2010 and 2011 are Ps.484 million and Ps.275 million, respectively, such amounts are not material for the purpose of the analysis shown in the table below. The analysis only includes revolving consumer credit card loans which we believe to be indicative of the effects on the total population of renegotiated consumer loans:

Balance sheet effects	Impairment Losses Using Current Methodology	Impairment Losses Calculated Using Two Pools	Difference
January 1, 2010	5,718	5,626	92
December 31, 2010	3,613	3,511	102
December 31, 2011	2,461	2,596	(135)
June 30, 2012	2,884	2,764	120

Income statement effects	Impairment Losses Using Current Methodology	Impairment Losses Calculated Using Two Pools	Difference
Year ended December 31, 2010	1,276	1,174	102
Year ended December 31, 2011	891	1,026	(135)
Six-month period ended June 30, 2012	2,004	1,884	120

Stephanie J. Ciboroski

Securities and Exchange Commission

We do not believe that the difference in approaches has a material quantitative impact on our financial statements. Additionally, we do not believe that the effects are qualitatively material based on the following:

•	The estimated reserve calculation does not lend itself to precise measurement;

•	The difference in approaches does not impact the earnings trends reported in our financial statements;

•	The difference in approaches will not change net income into a net loss;

•	The difference in approaches does not have a material impact on the operating results of our retail banking segment;

•	The difference in approaches does not have an impact on compliance with regulatory or contractual requirements, nor does it affect management compensation.

We respectfully submit that we will consider, based on materiality, reporting loan loss reserves using two separate pools and to clearly disclose such methodology in our financial statements for the year ending December 31, 2012.

In response to the Staff’s comment, we have revised our disclosure on page 214 to clarify that success rates are reflected in probabilities of default based on the PD transition matrix through the roll rates methodology so as not to imply that the success rates do not have a material impact on the reserves as of June 30, 2012, or any balance sheet date. Although success rate statistics are reflected in the rolling rates and therefore impact the probabilities of default calculations, the effects of success rates on PD are not separately tracked for renegotiated loans because our current loan loss reserve methodology does not separate renegotiated loans into a discrete pool. Success rates were considered for the purposes of calculating probabilities of default under the two pool methodology discussed in our response to the third bullet point above. When we adopt a two pool methodology, we will disclose the impact of success rates on the probabilities of default for renegotiated loan pools.

Liquidity and Capital Resources, page 110

Liquidity Management, page 111

6.	Please expand your disclosure to explain the purpose of the debt offering planned for 2012 as it relates to your overall liquidity and funding management. Please also include a description of the debt offering and its purpose in the summary of the prospectus.

In response to the Staff’s comment, we have revised our disclosure on page 120 of the Registration Statement to explain the purpose of our expected debt offering as it relates to our overall liquidity and funding management. While we have not yet defined the size or terms of the debt we expect to issue, we have included a description of our expected debt offering in the summary of the prospectus.

Business, page 129

Market Position of Grupo Financiero Santander Mexico, page 168

7.	We note that you have referenced CNBV as the source for the tabular information presented on pages 169 through 182. Please revise your disclosure to clarify, where appropriate, that the information presented represents your own calculations, based on CNBV data (e.g., the tabular information presented for cost of risk, return on average assets, etc.).

In response to the Staff’s comment, we have revised our disclosure for the tabular information presented on pages 174 to 194 of the Registration Statement to clarify where applicable that the information presented represents our own calculations, based on CNBV data.

Stephanie J. Ciboroski

Securities and Exchange Commission

8.	Please also provide clarifying disclosure to the extent that your actual calculations differ from the descriptions provided in your prospectus. For example, with respect to return on average equity as of June 30, 2012 on page 169, it appears that in addition to annualizing the net income figure for June 30, 2012, you have used an average of shareholders’ equity as of December 31, 2011 and June 30, 2012. Please revise your footnote disclosure accordingly.

In response to the Staff’s comment, we have revised our footnote disclosure to the tabular information presented on pages 178, 181, 184-185 and 189 of the Registration Statement to reconcile where appropriate our calculations with the descriptions we provide in the prospectus, including with respect to return on average equity as of June 30, 2012.

* * * *

Should you have any questions about the responses contained herein, please contact Nicholas A. Kronfeld of Davis Polk & Wardwell LLP at 212-450-4950. If you have any questions or comments on accounting matters relating to the Registration Statement, please feel free to contact Guillermo Roa at Galaz, Yamazaki, Ruiz Urquiza, S.C., member firm of Deloitte Touche Tohmatsu Limited, by telephone at (52-55) 5080-6086 or by facsimile at (521-55) 5452-2898.

Very truly yours,

/s/ Eduardo Fernández García-Travesí
Eduardo Fernández García-Travesí General Counsel Grupo Financiero Santander México, S.A.B. de C.V.

Enclosures

CC:	Pedro José Moreno Cantalejo
(Grupo Financiero Santander México, S.A.B. de C.V.)
Nicholas A. Kronfeld (Davis Polk & Wardwell LLP)
Stuart K. Fleischmann (Shearman & Sterling LLP)
Luis Nicolau (Ritch Mueller, S.C.)
Rafael Robles (Bufete Robles Miaja, S.C.)
Guillermo Roa (Galaz, Yamazaki, Ruiz Urquiza, S.C., member firm of Deloitte Touche Tohmatsu Limited)